July 9, 2010

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland and Labrador Securities Commission
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Yukon Securities Office, Corporate Affairs, Government of Yukon
Registrar of Securities, Department of Justice, Government of Nunavut

Dear Sirs/Mesdames:

Re:         Mala Noche Resources Corp. (the “Company”) Short Form Prospectus dated July 9, 2010

In connection with the Company’s short form prospectus dated July 9, 2010 (“Prospectus”) filed with the securities regulatory authorities in each of the provinces and territories of Canada, other than the Province of Québec, we hereby consent to the reference to our name on the face page of the Prospectus and under the heading “Legal Matters” and consent to the reference to our name and opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or are within our knowledge as a result of services we performed to render such opinion.

This letter is solely for the information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor should it be relied upon by any other person for any other purpose.

Yours truly,

(signed) “Blake, Cassels & Graydon LLP”

50720823.1

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario